Scott C. Durocher
Assistant Vice President and Senior Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1222, Facsimile:  (860) 466-1600
Scott.Durocher@LFG.com

VIA EDGAR

December 6, 2018

Mr. Alberto Zapata
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 333-191329; 811-08557; CIK: 0001048607
      Post-Effective Amendment No. 12, Form N-6, Rule 485(a)

Dear Mr. Zapata:

This is in response to our conversation regarding the Lincoln Care CoverageSM Accelerated Benefits Rider filed on September 28, 2018.  Below are the responses to your comments in the order in which they were received.

General Comment:

1.	Please indicate what the supplement is for and when the contents will be available.

Response:  We have revised the opening statement to reflect that the supplement is to add a new rider and that it will be available only to new purchasers once approved.

2.	Please ensure that all rates have been incorporated.

Response:  We have incorporated all rates as requested.

3.	Please ensure all defined terms are within the Glossary. If they are not defined terms, please do not have them reflect initial capitalization.

Response:  We have added additional terms to the Glossary were applicable and have removed the initial capitalization on others that we do not feel should be included in the Glossary section.

4.	Please identify the rider name, Lincoln Care CoverageSM Accelerated Benefits Rider, under the Impact of Policy Transactions section regarding other riders that may be impacted by this rider.

Response:   We have revised this section and other instances to indicate the rider name where applicable.

As you will see, we have made other minor revisions to the disclosure due to state regulatory requirements.  Should you have any further questions or comments, please feel free to contact me directly at (860) 466-1222.

Sincerely,

/s/ Scott C. Durocher

Scott C. Durocher

The Lincoln National Life Insurance Company:
Lincoln Life Flexible Premium Variable Life Account M

Supplement Dated ______________, 2018
To the Product Prospectuses dated May 1, 2018 for:

Lincoln VULONE 2014

This Supplement describes the Lincoln Care CoverageSM Accelerated Benefits Rider.   This is a new optional rider selected at policy issue that will be introduced for use on Lincoln VULONE 2014 after January 22, 2019, subject to state availability.   It also outlines changes to the prospectus with respect to the rider charges and fees. Please see your Policy and rider for additional information.

Please refer to the May 1, 2018 prospectus for a discussion of all other provisions of your Policy that are not discussed in this supplement.

Subject to meeting eligibility requirements, the Lincoln Care CoverageSM Accelerated Benefits Rider provides monthly benefit payments for the reimbursement of expenses incurred by the Insured for Covered Services to the extent that such services are qualified long-term care services prescribed in the Plan of Care.   Benefits are provided through the acceleration of your Policy's death benefit.

This supplement is for informational purposes and requires no action on your part.  Please also note that certain terms used in this supplement are defined within the sentences where they appear, in the relevant provisions of the prospectus or in the prospectus Glossary, as amended by this Supplement.

The prospectus is amended as follows (in order of how these respective sections appear in the prospectus):

Changes to "Charges and Fees"

The following is added to Table II: Periodic Charges Other Than Fund Operating Expenses.
Charge	When Charge is Deducted	Amount Deducted
Lincoln Care CoverageSM Accelerated Benefits Rider

Administrative LTC Rider Fee per $1,000 of Initial LTC Specified Amount for the first 10 Policy Years from Policy Date

Maximum Charge*

Minimum Charge

Maximum Charge for a Representative Insured: male, age 45, couples discount.

Plus a dollar amount per $1,000 of Rider Net Amount at Risk

Maximum Charge*

Minimum Charge

Maximum Charge for Representative Insured: male, age 45, couples discount, 2% Maximum Monthly LTC Benefit Percentage, in year one.
	Monthly	$0.035 per $1,000 $0.002 per $1,000 $0.008 per $1,000 $4.50312 per $1,000 $0.00102 per $1,000 $0.00211 per $1,000

Changes to "Rider Charges"

The following is added under the section headed "Rider Charges":

Lincoln Care CoverageSM Accelerated Benefits Rider.  There is a monthly Long-Term Care ("LTC") Rider Charge which is based on: (a) this rider's Cost of Insurance rates, which will not exceed the guaranteed maximum rates shown on your Policy Specifications (we reserve the right to charge less than the maximum rates on a current basis); (b) the amount of the LTC Specified Amount available for reimbursement on the date the charge is calculated (Remaining LTC Specified Amount);  and (c) the Policy's Accumulation Value (after deduction of your Policy's monthly Administrative Fee but prior to the deduction of your Policy's monthly Cost of Insurance charge adjusted by the ratio of the Remaining LTC Specified Amount to your Policy's Specified Amount at that time.) There is also a monthly Administrative LTC Rider Fee as shown on your Policy's Specifications, which will not increase.

Changes to "Riders"

The following is added under the section headed "Riders" following the Lincoln LifeEnhance® Accelerated Benefits Rider:

Lincoln Care CoverageSM Accelerated Benefits Rider.  Subject to meeting eligibility requirements, this rider provides monthly benefit payments for the reimbursement of expenses incurred by the Insured for Covered Services to the extent that such services are qualified long-term care services prescribed in the plan of care. Benefits are provided through the acceleration of your Policy's death benefit.

The availability of this rider is based upon the Insured meeting our underwriting criteria (including the Insured's age, gender, and the state of the Insured's health at the time of your application).

The Lincoln Care CoverageSM Accelerated Benefits Rider may only be elected at Policy issuance and can only be combined with Death Benefit Option 1.

You may return this rider for any reason to the insurance agent through whom it was purchased, to any other insurance agent of the Company, or to us at the Service Office mailing address shown on the cover of your Policy within 30 days after its receipt.  If returned, this rider will be considered void from your Policy Date and we will refund all charges deducted for it as a credit to your Policy within 30 days of the return.

Eligibility:  An Insured may receive benefits under this rider once the following conditions are met:

a.	a one-time 90-day Elimination Period is satisfied;
b.	written certification within the preceding 12 month period from a Licensed Health Care Practitioner that the Insured is Chronically Ill;
c.
a Plan of Care (a written document which outlines individualized medical treatment; please see your Policy and rider for additional information) prescribed by a Licensed Health Care Practitioner for Covered Services is received at least every 12 months; and

d.	All claim forms and written notifications are submitted and satisfactory.

An Insured who is Chronically Ill is unable to perform without substantial assistance at least two activities of daily living for at least 90 days (i.e. bathing, continence, dressing, eating, toileting and transferring); or requires substantial supervision due to a severe cognitive impairment.

Elimination Period:  A 90-day Elimination Period must be met before rider benefits may be payable.  The Elimination Period is shown on your Policy Specifications.  The Elimination Period is a period of time during which no benefits are payable under this rider and will not be retroactively paid.  The Elimination Period is satisfied by calendar days on which the Insured receives Covered Service(s) which would otherwise be eligible for reimbursement under this rider. Covered Service(s) are often received on an intermittent basis; therefore, we do not require that the Elimination Period be satisfied by consecutive days. However, the required number of days of the Elimination Period must be accumulated within the timeframe shown on your Policy Specifications.

Benefits Available:  The amounts we reimburse you are subject to a monthly maximum dollar amount that can be accelerated each Policy month (the "Maximum Monthly LTC Benefit Amount") which is based on amounts specified by you (the "LTC Specified Amount" and the "Maximum Monthly LTC Benefit Percentage equal to either 2% or 4%), all of which are shown in your Policy Specifications. The LTC Specified Amount is that portion of your Policy's Specified Amount that may be accelerated to reimburse the long-term care expenses for benefits covered by this rider.  The LTC Specified Amount is multiplied by the Maximum Monthly LTC Benefit Percentage to determine the Maximum Monthly LTC Benefit Amount.  We will pay an amount not to exceed the Maximum Monthly LTC Benefit Amount no less frequently than once each Policy Month until the Remaining LTC Specified Amount equals zero to reimburse the costs for any Covered Service(s).  The amount available as a benefit will be equal to the lesser of:

a.	the sum of costs incurred and actually paid by the Insured for Covered Services for your Policy Month which have not already been reimbursed by us;
b.	the amount you request;
c.	the Maximum Monthly LTC Benefit Amount; or
d.	the Remaining LTC Specified Amount.

A benefit paid under this rider will be first used to repay a portion of any outstanding debt under your Policy.

Benefits paid for any Covered Service or combination of Covered Services will reduce the Remaining LTC Specified Amount dollar for dollar.

Any benefits payable for facilities outside the United States are subject to additional limitations.  Please see your Policy and rider for additional information.

Covered Services: The following is a list of Covered Services eligible for reimbursement under this rider.

•	Adult day care services
•	Assisted living facility services
•	Bed reservation
•	Care planning services
•	Caregiver training
•	Home health care services
•	Hospice services
•	Nursing home care services
•	Respite care services
•	Alternative care services
•	Non-continual services

Exclusions:  This rider does not provide benefits for:

a.	treatment or care due to alcoholism or drug addiction;
b.	treatment for attempted suicide or an intentionally self-inflicted injury;
c.	treatment provided in a Veteran's Administration or government facility;
d.	loss to the extent that benefits are payable from governmental programs or other insurance programs;
e.	confinement or care received outside the United States other than benefits for nursing home care services and assisted living facility services;
f.	services provided by a facility or an agency that does not meet this rider's definition for such facility or agency as described in the "Covered Services" section of this rider; and
g.	services provided by the Insured's or Owner's immediate family member; and
h.	services for which no charge is or would normally be made in the absence of insurance.

Impact of Policy Transactions

Increases and Decreases to Policy Specified Amount:  The LTC Specified Amount cannot be increased. A request to decrease your Policy's Specified Amount will reduce the Remaining LTC Specified Amount only if your Policy's Specified Amount following the decrease is less than the Remaining LTC Specified Amount. In this situation, the Remaining LTC Specified Amount will be reduced to equal your Policy's Specified Amount following the decrease.

Partial Surrender (Withdrawal):  A partial surrender under your Policy will reduce the Remaining LTC Specified Amount dollar for dollar.

Addition of Riders or Increase to Benefits of Existing Riders: Once a benefit payment has been made under this rider, you may not add any riders or increase the benefits under any rider already attached to your Policy as long as this rider remains In Force.

It's important to note that this Lincoln Care CoverageSM Accelerated Benefits Rider may have an impact on any benefits provided under the following riders:

Accelerated Benefits Rider: YOU CANNOT RECEIVE BENEFITS UNDER MORE THAN ONE ACCELERATION OF BENEFITS RIDER ATTACHED TO YOUR POLICY, EVEN IF MULTIPLE ACCELERATION OF BENEFITS RIDERS ARE ATTACHED. Therefore, receipt of a benefit under the Lincoln Care CoverageSM Accelerated Benefits Rider will be considered a request to terminate any other Accelerated Benefits Rider attached to your Policy. Likewise, receipt of a benefit under any Accelerated Benefits Rider attached to your Policy will be considered a request to terminate the Lincoln Care CoverageSM Accelerated Benefits Rider.

Enhanced Surrender Value Rider: Upon receipt of a benefit under the Lincoln Care CoverageSM Accelerated Benefits Rider , the Enhanced Surrender Value Rider will terminate.

Overloan Protection Rider: Election of the Overloan Protection Feature described in the Overloan Protection Rider will be considered a request to terminate the Lincoln Care CoverageSM Accelerated Benefits Rider.

Premium Reserve Rider: Upon receipt of a benefit under the Lincoln Care CoverageSM Accelerated Benefits Rider, you will receive a payment of the Premium Reserve Rider Net Accumulation Value and the Premium Reserve Rider will terminate.

Waiver of Monthly Deduction Rider: If the Insured is on "total disability" as defined under any Waiver of Monthly Deduction Rider, we will continue to waive the monthly deductions falling due under your Policy once payment of benefits begin under the Lincoln Care CoverageSM Accelerated Benefits Rider, subject to the Insured's continued total disability. If not already on total disability, the Insured may qualify for benefits under any waiver of monthly deduction rider after payment of benefits have already begun under the Lincoln Care CoverageSM Accelerated Benefits Rider.

No-Lapse Enhancement Rider:  If the No-Lapse Enhancement Rider is attached to your Policy, the following will apply:

For purposes of determining the No-Lapse Value Monthly Deduction and the No-Lapse Value Cost of Insurance:

1.
In lieu of adding any charges for the Lincoln Care CoverageSM Accelerated Benefits Rider to the No-Lapse Value Cost of Insurance calculation, the No-Lapse Value Monthly LTC Rider Charge and No-Lapse Value Monthly Administrative LTC Rider Fee (please see your Policy and rider for additional information) become part of the No-Lapse Value Monthly Deduction described in the No-Lapse Enhancement Rider.

2.	The No-Lapse Value LTC Rider Cost of Insurance Rates shown on your Policy Specifications will not change.
3.	The No-Lapse Value Monthly Administrative LTC Rider Fee as of your Policy Date and duration are shown on your Policy Specifications and will not increase.

For purposes of determining the Reset Account Value Monthly Deduction and the Reset Account Value Cost of Insurance:

1.
In lieu of adding any charges for the Lincoln Care CoverageSM Accelerated Benefits Rider to the Reset Account Value Cost of Insurance calculation, the Reset Account Value Monthly LTC Rider Charge and Reset Account Value Monthly Administrative LTC Rider Fee (please see your Policy and rider for additional information) become part of the Reset Account Value Monthly Deduction described in the No-Lapse Enhancement Rider.

2.	The Reset Account Value LTC Rider Cost of Insurance Rates shown on your Policy Specifications will not change.
3.	The Reset Account Value Monthly Administrative LTC Rider Fee as of your Policy Date and duration are shown on your Policy Specifications and will not increase.

Impact Of Debt On Benefit Payments

A benefit paid under this rider will be first used to repay a portion of any outstanding debt under your Policy.

The portion to be repaid will equal the sum of (1) plus (2), divided by (3), then multiplied by (4), where:
1.	is the balance in the Loan Account;
2.	is any accrued loan interest not yet charged;
3.	is your Policy's Specified Amount immediately prior to the benefit payment; and
4.	is the amount of the benefit payment prior to the reduction to repay Debt.

If there is value in the Loan Account, the Loan Account will be reduced by the amount of the benefit payment used to repay debt.
Impact Of Benefit Payments On Policy

Policy and Rider Values:  Benefit payments will reduce certain values of your Policy and other riders by multiplying such values by a reduction ratio. The following values will be reduced:

1.	Specified Amount;
2.	The Fixed Account Value and/or Sub-Account(s) will be reduced in the same proportion as the balances are invested in such account(s).
3.	If any No-Lapse Enhancement Rider is attached to your Policy, the following will be reduced:
a.	the No-Lapse Value;
b.	the Reset Account Value;
c.	the Guaranteed Minimum Death Benefit; and
d.	the Reset Death Benefit.

Debt will be reduced as described in the "Reduction in Benefit Payments Due to Debt" provision. The reduction ratio used is equal to (1) minus (2), then divided by (1), where:

(1)	is your Policy's Specified Amount immediately prior to the benefit payment; and
(2)	is the amount of the benefit payment.

New Loans and Partial Surrenders (Withdrawals): In any Policy Month in which a benefit under this rider is paid, we will not grant a new loan or allow a partial surrender against your Policy.

Availability of Policy Death Benefit Proceeds:  If the Insured dies while receiving benefits under this rider, we reserve the right to withhold payment of any Death Benefit Proceeds that would otherwise be payable until we have verified that we have received all remaining claims for Covered Services. Any Death Benefit Proceeds paid will include interest as provided under your Policy.

Lapse and Lapse Protection

Waiver of Rider Charges and Fees: The Monthly LTC Rider Charge and Monthly Administrative LTC Rider Fee, including those used in the calculation of the No-Lapse Enhancement Rider will not be deducted on the Monthly Anniversary Day immediately following the date a benefit under this rider is paid. Monthly Deductions for the Policy and any other riders will continue, subject this rider's "Policy and Rider Lapse Protection" provision (as described below).

Policy and Rider Lapse Protection: If your Policy would otherwise enter the grace period on any Monthly Anniversary Day immediately following the date a benefit under this rider is paid, the entire Monthly Deduction described in your Policy, including all Monthly Deductions for any No-Lapse Enhancement Rider attached to your Policy, will be waived, and your Policy and this rider will not lapse.

The Death Benefit Proceeds available while your Policy is kept in force under this provision will be limited to no more than the Remaining LTC Specified Amount minus Debt.

Once benefits under this rider are no longer being paid, you may have to pay additional premium and/or repay outstanding Debt to prevent your Policy from Lapsing.

Grace Period: Your Policy and this rider will enter the grace period as described in your Policy's "Grace Period" provision, subject to the No-Lapse Enhancement Rider under your Policy and this rider's "Waiver of Rider Charges and Fees" and "Policy and Rider Lapse Protection Feature" provisions.

Claims

We must receive notice of your claim within 60 days after the date the covered loss starts. (State variations may apply.  Please see your Policy and rider for additional information.    Once you have notified us of your intent to file a claim, we will provide the forms you need to complete to file the claim.  You must return the completed, signed forms to us to the address provided on the forms.  If we determine that the claim is eligible for payment, we will pay the claim directly to you, or if requested, to the service provider.  All payments will be made no less frequently than once per Policy Month.
Once you begin receiving benefits, we reserve the right, from time to time, to verify that the Insured and the Insured's care providers meet all eligibility requirements of this rider.  The Insured must be reassessed by his or her Licensed Health Care Practitioner, at least once every 12 months, and certify to us that the Insured remains Chronically Ill.  Generally, Proof of loss (reasonably determined by us) must be received within 30 days after the end of each Policy Month for which benefits are sought.
We will inform you, in writing, if your claim or any part of your claim has been denied and provide you with an explanation for the denial as soon as reasonably possible.   If you do not agree with our decision, you have the right to appeal.  Any request to appeal must be made in writing and must include any and all information you believe necessary for our consideration of the appeal.  If we discover any fraudulent act or acts in connection with a claim, we shall have the right to recover any payments and/or to decline to continue paying benefits that result from such fraudulent act or acts.
Tax Treatment of Benefits

This rider is intended to be a qualified long-term care insurance contract under Section 7702B of the Internal Revenue Code of 1986, as amended. The benefits paid under this rider are intended to be treated as accelerated death benefits for federal tax purposes on the life of a chronically ill insured person receiving qualified long‐term care services within the meaning of section 7702B(c)(1) of the Code.

The benefits paid under this rider are intended to qualify for exclusion from income subject to limitations. Generally, long‐term care payments from all sources with respect to an insured person will be limited to the higher of the annual per diem limit or the amount of actual qualifying long-term care expenses, reduced by any reimbursements received for the qualifying long-term care services provided for the insured.

Charges for the Rider will be deducted from the cash value of the life insurance policy. In accordance with Code section 72(e)(11), these deductions will reduce your investment in the contract (but not below zero) and will not be included in income even if you have recovered all of your investment in the contract.  If the life insurance policy is owned by a person other than the insured, benefit payments may not meet the requirements for favorable tax treatment.

This discussion of the tax treatment of the long-term care rider is not meant to be all inclusive. Due to the complexity of these tax rules, you are encouraged to consult your legal or tax advisor regarding these matters.

Termination of Rider

The rider and all rights under it will terminate upon the earliest of the following:
1.	the date we receive your request to return it under this rider's right to examine provision;
2.	the Valuation Day on or next following the date we receive your request to terminate your Policy;
3.	the Monthly Anniversary Day on or next following the date we receive your election of the Overloan Protection Feature under the Overloan Protection Rider, if attached;
4.	the Monthly Anniversary Day on or next following the date you receive a benefit under any other Acceleration of Benefits Rider attached to your Policy;
5.	the date the Remaining LTC Specified Amount is reduced to zero;
6.	the date your Policy's Specified Amount and the Remaining LTC Specified Amount are both reduced to zero, which will cause the termination of both this rider and your Policy; or
7.	the date the Insured dies, which will cause the Death Benefit Proceeds to become payable under your Policy.
Charges and fees deducted for this rider on the Monthly Anniversary Day immediately preceding the date your Policy and this rider terminate in accordance with items (2) or (7) above will be returned as a credit to your Policy.

The following terms will be revised or added to the Glossary of Terms for VULone2014:
Chronically Ill –
Under the Lincoln LifeEnhance® Accelerated Benefits Rider/Lincoln LifeAssure® Accelerated Benefits Rider - The Insured has been certified within the preceding 12 months as being unable to perform (without substantial assistance) at least two activities of daily living for at least 90 consecutive days (i.e. bathing, continence, dressing, eating, toileting and transferring); or requires substantial supervision from another individual, and is in need of certain services (i.e. diagnostic, preventive, therapeutic, curing, treating mitigating and rehabilitative) for the remainder of the Insured's life.

Under the Lincoln Care CoverageSM Accelerated Benefits Rider – The Insured has been certified within the preceding 12 months as being unable to either perform (without substantial assistance) at least two activities of daily living for at least 90 consecutive days (i.e. bathing, continence, dressing, eating, toileting and transferring); or requires substantial supervision to severe cognitive impairment.

Covered Services -  Services that are eligible for reimbursement under the Lincoln Care CoverageSM Accelerated Benefits Rider.
Licensed Health Care Practitioner -
Under the Lincoln LifeEnhance® Accelerated Benefits Rider/Lincoln LifeAssure® Accelerated Benefits Rider -  A physician, a registered professional nurse, licensed social worker, or other individual who meets such requirements as may be prescribed by the Secretary of the Treasury.  The health care practitioner must be acting within the scope of his/her license when providing written certification or written re-certification, must not be you, the Insured or you or the Insured's immediate family and must be licensed in the United States.
Under the Lincoln Care CoverageSM Accelerated Benefits Rider – A physician, as defined in Section 1861 (r)(1) of the Social Security Act, a registered professional nurse, licensed social worker, or other individual who meets such requirements as may be prescribed by the Secretary of the Treasury.  The health care practitioner must be acting within the scope of his/her license when providing any Covered Service or performing necessary functions or actions and cannot be an immediate family member.